UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                                  FORM 6-K


        REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of June, 2003

                            GRUPO TELEVISA, S.A.
                -------------------------------------------
              (Translation of registrant's name into English)

     Av. Vasco de Quiroga No. 2000, Colonia Sante Fe 01210 Mexico, D.F.
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                  (Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

           Form 20-F    X                         Form 40-F
                     ------                                 ------

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

             Yes                                     No     X
                ------                                   ------


     (If "Yes" is marked indicate below the file number assigned to
the registrant in connection with Rule 12g-3-2(b): 82         .)

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                                                              [TRANSLATION]

                           GRUPO TELEVISA, S.A.

                          NOTICE TO SHAREHOLDERS

Shareholders of Grupo Televisa, S.A. are hereby informed that the General Ordinary and Extraordinary Shareholders Meeting held on April 30, 2003, resolved to apply the amount of $550,000,000.00 (five hundred and fifty million pesos 00/100) to a dividend payment in cash to the shareholders. Such dividend will be paid from the accounts de utilidad fiscal neta y de utilidad fiscal neta reinvertida and will be paid to shareholders in one single installment, as of June 30 of the current year, as follows:

     a. To holders of Series "D" shares, the total net amount of $190,215,963.00 pesos, that is, the amount of $0.08416240425 pesos to each of the 2,260,106,096 Series "D" shares outstanding, which amount includes the accumulated preferred and premium dividend corresponding to these Series of shares.

     b. To holders of Series "A" shares, the total net amount of $240,899,060.00 pesos, that is, the amount of $0.05260150265 pesos to each of the 4,579,699,213 Series "A" shares outstanding.

     c. To holders of Series "L" shares, the total net amount of $118,884,977.00 pesos, that is, the amount of $0.05260150265 pesos to each of the 2,260,106,096 Series "L" shares outstanding.

Holders of ordinary participation certificates representing one Series "A" share, one Series "D" share and one Series "L" share will receive $0.18936540977 pesos for each of such certificates, which amount includes the accumulated preferred and premium dividend that corresponds to the Series "D" shares, as well as the dividends that correspond to the Series "A" and Series "L" shares underlying the certificates.

With respect to the share certificates deposited at S.D. Indeval, S.A. de C.V., Institucion para el Deposito de Valores, the dividend payment referred to above shall be paid through such Institution; with respect to the share certificates that are not deposited at such Institution, payment will be made at the offices of the Company located at Av. Vasco de Quiroga No. 2000, Edificio "A", Piso 3, Colonia Santa Fe, C.P. 01210, Mexico, D.F., against presentation of the corresponding certificate, during business days and hours. The dividend will be paid against coupon number 1.

                        Mexico, D.F., June 9, 2003


                          JUAN S. MIJARES ORTEGA
                    Secretary of the Board of Directors

                                 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             GRUPO TELEVISA, S.A.
                                             --------------------------------
                                                  (Registrant)


Dated: June 10, 2003                         By /s/ Jorge Lutteroth Echegoyen
                                                ------------------------------
                                             Name:  Jorge Lutteroth Echegoyen
                                             Title: Controller, Vice-President